March 30, 2010
BY EDGAR Celeste M. Murphy Legal Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C., 20549

Re:	Mitel Networks Corporation

Amendment No. 2 to Form F-1

Filed on March 17, 2010

File No. 333-163930

Dear Ms. Murphy:

On behalf of our client, Mitel Networks Corporation (“Mitel”), we hereby acknowledge receipt of the comment letters, dated March 23, 2010 and March 25, 2010 (the “Comment Letters”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Amendment No. 2 to the Registration Statement on Form F-1. The disclosure has been revised in response to the Staff’s comments as discussed with the Staff by telephone. See pages 1, 41 and 91 of the Preliminary Prospectus.

Mitel has today filed with the Commission, by EDGAR, Amendment No. 3 to Registration Statement on Form F-1 (the “Third Amended Registration Statement”). References in this letter to the “Preliminary Prospectus” are to the preliminary prospectus contained in the Third Amended Registration Statement. Under separate cover, Mitel will deliver to the Staff copies of the Third Amended Registration Statement, clean and marked to show changes from the previous version filed on March 17, 2010.

Mitel acknowledges the Staff’s response protocol as well as the other matters set forth in the closing paragraphs of the Comment Letters, including that any request for acceleration must be submitted at least two business days prior to the requested date. Mitel will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Comment Letters.

We appreciate the Staff’s assistance in reviewing this response letter and the Third Amended Registration Statement. Please direct all questions or comments regarding this letter to the undersigned at 416-360-5134 or to Stephen Centa at 416-360-5131.

Very truly yours,

/s/ ADAM M. GIVERTZ
Adam M. Givertz

cc:	Kathleen Krebs
John Zitko
Ivette Leon
Gopal Dharia
Securities and Exchange Commission
Donald W. Smith
Gregory Hiscock
Mitel Networks Corporation
Riccardo A. Leofanti
Skadden, Arps, Slate, Meagher & Flom LLP
Stephen Centa
Shearman & Sterling LLP